LOWENSTEIN SANDLER LLP

1251 AVENUE OF THE AMERICAS

NEW YORK, NEW YORK 10020

April 29, 2014

VIA EDGAR AND OVERNIGHT COURIER

Amanda Ravitz

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. - Mail Stop 3561

Washington, D.C. 20549

Re:	Presbia PLC
Registration Statement on Form S-1
Filed March 20, 2014
CIK No. 1591096

Dear Ms. Ravitz:

On behalf of Presbia PLC (referred to as “Presbia” or as the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) this letter to address certain questions that the Staff of the Division of Corporation Finance (the “Staff”) of the Commission has raised with respect to the anticipated valuation of the Company in connection with the Company’s initial public offering (the “IPO”) in response to inquiries the Staff has received from representatives of the Company.

During the year ended December 31, 2010 and in October 2013, certain officers and directors of the Company, and certain other individuals, were granted stock options to purchase ordinary shares of Presbia Holdings, which is the Company’s parent, and awards in the form of restricted shares of Presbia Holdings (collectively, the “Stock-based Awards”) from Presbia Holdings. Because the Company is the principal operating entity and source of operating cash flows of Presbia Holdings, stock-based compensation related to such awards has been allocated to the Company based on the underlying employees’ and non-employees’ roles within the Company and recognized as expense in accordance with generally accepted accounting principles in the United States in the Company’s combined financial statements included in the Registration Statement on Form S-1 filed by the Company with the Commission on March 20, 2014 (the “Registration Statement”).

The compensation cost of Stock-based Awards granted to employees is measured at grant date, based on the estimated fair value of the award. The Company estimates the fair value of stock options using a Black-Scholes option pricing model. Compensation expense for options granted to non-employees is determined as the fair value of consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. The fair value of awards granted to non-employees is remeasured each period until the related service is complete or there exists a significant disincentive not to perform the required services.

The most significant input in determining the fair value of the Stock-based Awards reflected in the Company’s financial statements is the fair value of the ordinary shares of Presbia Holdings. Because Presbia Holdings is a privately-held enterprise, and the shares of Presbia Holdings are not actively traded on a public exchange, the Company must estimate the fair value of those Stock-based Awards. Such estimates are complex and require significant judgment. The Company refers to the guidance in the AICPA Accounting & Valuation Guide, Valuation of Privately–Held-Company Securities Issued as Compensation, in developing these fair value estimates.

Presbia Holdings engaged a third-party specialist to determine the fair value of the ordinary shares of Presbia Holdings as of December 31, 2013. The valuation method at December 31, 2013 utilized probability-weighted income and market approaches, in which it assigned an 80% weight to the outcome of the income approach of $0.54 per share and 20% weight to the outcome of the market approach of $0.55 per share to reach a concluded value of $0.54 per share of the ordinary shares of Presbia Holdings. The income approach considered future cash flows on a discounted basis (DCF) as one indicator of current value while the market approach considered recent initial public offerings of similar equities, such as for those enterprises in early stages of development, in the biopharmaceutical or medical device industries. The income approach consisted of a base case scenario, which was assigned a 65% probability of success, in which the U.S. FDA clinical trials are concluded in 2018 and revenues commenced in the U.S. in March 2019. The income approach also assigned additional probabilities of 25%, 5% and 5% to a delayed case where entry into the U.S. market is delayed by one year to March 2020, a pessimistic case where FDA approval is not achieved and there is no entry into the U.S. market and an optimistic case where FDA approval is received sooner than expected with entry into the U.S. market by December 31, 2018, respectively. In each scenario, the DCF was 30% in each year of a ten-year projection period and a terminal value that represents future cash flows past 2023, the last year in the ten year projection (the “10-Year Plan). Using the foregoing inputs with respect to the income approach, and assigning 80% weight to the outcome of the income approach and 20% weight to the outcome of the market approach, the enterprise value of Presbia Holdings was determined to be approximately $132 million as of December 31, 2013. This weighted-average enterprise value of Presbia Holdings was further discounted by 29% to account for the lack of marketability (“DLOM”) of Presbia Holdings’ ordinary shares to arrive at a concluded value of $0.54 per share. The discount rate of 30% applied in the DCF model was based on Presbia Holdings’ stage of development. Using that value, the Company recorded stock-based compensation expense of $489,000 in its Combined Statement of Operations and Comprehensive Loss for fiscal year 2013, which in turn was included in the Registration Statement.

In connection with the Company’s initial public offering (the “IPO”), during the first quarter of fiscal 2014, the Company shared with the three contemplated underwriters in the IPO (the “Underwriters”) the 10-Year Plan. The 10-Year Plan includes certain critical success factors considered necessary to achieve by the Company in order to ensure long-term value creation and financial success for the Company. These critical success factors are: (i) successful completion of the U.S. staged pivotal trial; (ii) expanding the commercialization of the Company’s products outside the United States; (iii) improving the surgical procedure and the patient experience of implanting the Company’s microlens; and (iv) improving and expanding the Company’s manufacturing capabilities.

The Company and the Underwriters have had extensive discussions regarding the current value of the Company, in light of the substantial progress that the Company has made since December 31, 2013 with respect to each of the foregoing success factors. Based on these discussions and the related analysis of the Company’s progress since December 31, 2013 in achieving certain factors included in the 10-Year Plan, the Company engaged the same third-party specialist and preliminarily concluded the current enterprise value of the Company is in the range of $187 million to $271 million, which represents a value of approximately $0.68 to $0.99 per share of Presbia Holdings after application of a DLOM of 29%. Below is a discussion of each factor that the Company believes explains the increase in the enterprise value of the Company, and therefore the value of the ordinary shares of Presbia Holdings, subsequent to December 31, 2013. The Company believes that these factors, collectively, reduce the commercialization risk input in the Company’s 10-Year Model, thus explaining the increase in the Company’s valuation as of the date hereof compared to the valuation of Presbia Holdings as of December 31, 2013.

First, in March 2014, the Company conducted certain “test-the-waters” meetings with potential investors in the IPO. Based on the Company’s assessment of investor interest expressed at these meetings, which the Company believes was substantially driven by the progress the Company has made in achieving certain of the objectives in the 10-Year Plan since December 31, 2013 (as discussed below), the Company believes that it has a significantly greater chance of consummating an IPO on terms more favorable than believed at December 31, 2013. Successful completion of the IPO is critical to the Company achieving other components of its 10-Year Plan. The IPO is currently expected to provide funds sufficient for the Company to complete its U.S. staged pivotal trial, which is necessary in order for the Company to seek to obtain marketing approval in the United States. Obtaining marketing approval in the United States is an essential element of the Company’s 10-Year Plan. At December 31, 2013, before the Company made a public filing of the Registration Statement and before it conducted any meetings with potential investors, the Company viewed the IPO as much more tenuous because, at that time, it did not have the benefits of having received feedback from potential investors. Although many factors could prevent the Company from receiving marketing approval in the United States, the Company now views the IPO as a much more likely financing alternative and, as a result, believes that it is much more likely that the Company will be able to complete its U.S. staged pivotal trial, consistent with the 10-Year Plan.

Second, the Company has made substantial progress since December 31, 2013 in pursuing its U.S. staged pivotal clinical trial. At December 31, 2013, the Company had received approval from the Food and Drug Administration to commence a staged pivotal trial, but the Company had not yet developed or begun to implement a program for initiating that trial. Critical to the success of any clinical trial is the advanced planning required to recruit the correct number of qualified patients for the study. Since December 31, 2013, the Company has made substantial progress with respect to the U.S. staged pivotal clinical trial, including:

•	the Company now has agreements with six investigators, the full complement of investigators authorized by the FDA, for the initial phase of the staged pivotal trial and 11 additional investigators for the next stage of enrollment;

•	the Company has procured the necessary testing equipment, which it has assigned to the initial six sites;

•	the Company completed patient recruitment planning and active recruiting is scheduled to begin during the second quarter of 2014; and

•	the Company has entered into contracts with third-party providers of services related to collection and management of patient data and site coordinators.

The Company believes that the progress that the Company made since December 31, 2013 in pursuing the U.S. staged pivotal trial, coupled with the fact that following the “test-the-waters” meetings the Company now views the IPO as a more likely financing alternative to fund such trial through completion, has significantly increased the value of the Company.

Third, since December 31, 2013, the Company has made substantial progress in connection with its commercialization plans in markets outside the United States, which the Company believes has substantially increased the Company’s prospects. Establishing commercial partnerships with large laser centers that specialize in refractive surgeries is critical to the Company’s commercialization success outside the United States. Since December 31, 2013, the Company has had positive developments with several laser centers outside the United States. Such developments include:

•	an agreement in principle with a large European eye-center (which is one of the largest refractive surgery organizations in the world, with surgery centers on several continents) to begin evaluation of a 10-patient study followed by a 25-patient study of the Company’s microlens;

•	agreements in principle with two large Latin American refractory surgery centers in the same country to begin surgeon training on the use of the Company’s microlens in May 2014 (the Company recently received regulatory approval in this country as well during the first quarter of 2014);

•	an agreement in principle with another Latin American eye facility in a different country to commence a study on hyperopia based on implantation of the Company’s microlens beginning in May 2014 (which the Company believes demonstrates the potential alternative applications of the Company’s technology, which the Company regards as a platform technology);

•	continued acceptance of the Company’s product into a large eye center in Ireland, where the Company’s microlens is now outcompeting a competitor’s product; and

•	the hiring during March 2014 of a business development director located in the Asia Pacific region.

Increasing the Company’s commercialization activity outside the United States is an essential element of the Company’s 10-Year Plan. The Company has ascribed significant value to the foregoing developments, not only because the Company anticipates that each relationship with a laser center may develop into a commercialization commitment, but also the Company expects that each such relationship may spur further relationships with additional laser centers.

Fourth, the Company has made substantial progress in developing its microlens inserter technology. At December 31, 2013, while the Company committed to develop a disposable microlens inserter and a pre-loaded disposable microlens inserter, it had not undertaken development work. Since that time, the Company has made significant progress in developing its microlens inserter technology, including:

•	the successful completion of engineering prototypes that validates the technical feasibility of the disposable microlens inserter design;

•	the development of a disposable microlens inserter program to be integrated with the pre-loaded disposable microlens inserter program such that development activities can commence sooner on the pre-loaded disposable microlens inserter program than previously believed at December 31, 2013; and

•	the Company added certain technical personnel, who are often difficult to recruit, in 2014 with the requisite skills to ensure that the development schedule is met.

The Company ascribes significant value to these developments. The Company believes that certain risks related to the commercialization of the Company’s microlens, such as clinical acceptance of the microlens, will be reduced once it has developed a pre-loaded disposable microlens inserter. Given the progress made in developing the microlens inserter technology since December 31, 2013, the Company now believes that the disposable microlens inserter may replace the current metallic microlens inserter in 2015 followed by the launch of the pre-loaded disposable inserter. The benefits of a pre-loaded disposable microlens inserter include eliminating the need for sterilization procedures, a potential reduction in surgical procedure time, and a potential reduction in the risks associating with foreign debris potentially being introduced during the implantation procedure. The Company believes that these factors may drive demand for the Company’s microlens.

Finally, during January 2014, the Company’s U.S. manufacturing facility, located in Irvine, California, was approved by the State of California to commence manufacturing operations to support the Company’s U.S. pivotal trial. Also, during February and March 2014, the Company’s notified body in the European Economic Area (EEA) audited the same facility and authorized the manufacturing and delivery of the Company’s microlens into the EEA. The primary benefits from these developments since December 31, 2013 are:

•	the Company’s U.S. facility can now supplement the supply of microlenses into the EEA from the Company’s current OEM supplier in the event of an interruption in supply or an increase in demand; and

•	the testing and development of the pre-loaded disposable microlens inserter is expected to benefit with a reduced timeline for product development by having production and development activities in the same location.

The Company determined that the current valuation of the Company within a range of $187 million to $271 million is not unreasonable or inconsistent with the valuation approach used to value Presbia Holdings as of December 31, 2013 given the significance of the events discussed above. The valuation at December 31, 2013 assigned 80% and 20% weights to the income and market valuation approaches, respectively. The third-party specialist who prepared a preliminary valuation report as of March 31, 2014 assigned a 60% weight to the market approach and a 40% weight to the income approach, due to the anticipated closer timing of an IPO. With respect to the market approach, three Underwriters which may participate in the IPO have prepared valuations of the Company that range from $174 million to $423 million based upon the December 2013 optimistic case of projected financials. The Company attributes greater weight to the valuations provided by the Underwriters than other market information because their concluded values are Company-specific. The third-party specialist preliminarily concluded that the upper end of the range of values provided by the Underwriters represented a bullish assessment of the value of the Company in light of the recent downturn of 8.8% of the NASDAQ biotech index from March 11, 2014 to March 31, 2014, following the period of February and early March 2014 during which the valuations were initially prepared. Consequently, as of March 31, 2014 with respect to the market approach, the third-party specialist preliminarily concluded a range of enterprise values of $200 million to $250 million.

With respect to the income approach, the Company believes that each of the events described in this letter have reduced the risk of commercialization inherent in the 10-Year Plan and therefore impact the probability of the weightings used in the income approach as of December 31, 2013. Accordingly, the Company believes the discount rate of 30% used as of December 31, 2013 should be updated to a range of 22.5%-27.5%. Furthermore, the Company believes the events described in this letter increase the likelihood of the optimistic case used in the December 31, 2013 valuation. To demonstrate the impact of these events on the Company’s valuation, the Company, in conjunction with the third-party specialist, (i) lowered the discount rate on future cash flows from 30% to a range of 22.5% to 27.5% and (ii) substituted the optimistic case for the base case and changed the probability weight from 65% to 70% (and assigned probabilities of 25% to the delayed case and 5% to the pessimistic case). Using the foregoing inputs with respect to the income approach, the enterprise value of the Company as of the date hereof has been determined to be approximately $168 million to $302 million. Using the foregoing inputs with respect to the income approach with a 40% weight and assigning 60% weight to the outcome of the market approach, the enterprise value of the Company and Presbia Holdings prior to application of a DLOM of 29% as of the date hereof has been determined to be approximately $187 million to $271 million.

We respectfully submit on behalf of the Company that given the significance of the aforementioned events, a valuation in the range of $187 million to $271 million does not contradict the valuation conclusion with respect to Presbia Holdings of approximately $132 million as of December 31, 2013.

Please call the undersigned (212-204-8697) or my colleague Michael Lestino (973-597-6244) if you wish to discuss the contents of this letter.

Very truly yours,

/s/ Peter H. Ehrenberg

Peter H. Ehrenberg

cc:	Mr. Zohar Loshitzer

Michael B. Lestino, Esq.

Donald Murray, Esq.

Matthew Gehl, Esq.